Exhibit (d)(2)(viii)

NATIXIS U.S. EQUITY OPPORTUNITIES FUND

Amendment No. 4 to the Sub-Advisory Agreement

(Loomis, Sayles & Company, L.P.)

February 28, 2014

Pursuant to Section 11 of the Sub-Advisory Agreement (the “Agreement”) dated May 18, 2001 among Natixis Funds Trust I (formerly, CDC Nvest Funds Trust I), with respect to its Natixis U.S. Equity Opportunities Fund (formerly, CDC Nvest Star Advisers Fund) series (the “Series”), NGAM Advisors, L.P. (formerly, CDC IXIS Asset Management Advisers, L.P.) (the “Manager”), and Loomis, Sayles & Company, L.P. (the “Sub-Adviser”), the Agreement is hereby amended by deleting Section 7 and replacing it with the following:

7. Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.35% of its Segment’s average daily net assets. Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

NGAM ADVISORS, L.P.
By:	NGAM Distribution Corporation, its general partner

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

LOOMIS, SAYLES & COMPANY, L.P.
By:	Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Kevin P. Charleston
Name:	Kevin P. Charleston
Title:	CFO

NATIXIS FUNDS TRUST I
On behalf of its Natixis U.S. Equity Opportunities Fund series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer